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                            January 17, 2023

       Pui Lung Ho
       Chief Executive Officer
       WANG & LEE GROUP, Inc.
       5/F Wing Tai Factory Building
       3 Tai Yip Street, Kwun Tong,
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed January 9,
2023
                                                            File No. 333-265730

       Dear Pui Lung Ho:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 8 to Form F-1

       General

   1. Please update the information in the prospectus as of December 31, 2022, as applicable.
                                                        For example, update the
information relating to exchange rates on page 48, customer
                                                        submissions on page 77,
supplier data on page 77, executive compensation on page 100, and related party
transactions on pages 100 and 101.
 Pui Lung Ho
WANG & LEE GROUP, Inc.
January 17, 2023
Page 2

        You may contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395
if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Jeffrey Gabor at 202-551-2544
with any other questions.



                                                        Sincerely,
FirstName LastNamePui Lung Ho
                                                        Division of Corporation
Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                        Office of Real Estate &
Construction
January 17, 2023 Page 2
cc:       Benjamin Tan, Esq.
FirstName LastName